# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DLH Holdings Corp., CIK 0000785557
CUSIP: 23335Q100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3565 Piedmont Road, Building 3, Suite 700, Atlanta, Georgia (GA), 30305
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001484008

## Reporting persons
- Zachary C. Parker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 584,594; shared voting power 0; sole dispositive power 584,594; shared dispositive power 0; aggregate amount beneficially owned 584,594 (4% of the class)

## Item 1. Issuer
Name of issuer: DLH Holdings Corp.
Address of issuer's principal executive offices: 3565 Piedmont Road, Building 3, Suite 700, Atlanta, Georgia, 30305

## Item 2. Person Filing
Name of person filing: Zachary C. Parker
Address of principal business office or, if none, residence:
c/o DLH Holdings Corp.
3565 Piedmont Rd., N.E., Bldg. 3 - Suite 700
Atlanta, Georgia 30305
Citizenship: Zachary C. Parker - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
584,594 (1)

(1) Consists of 549,594 shares of Common Stock held of record by Mr. Parker and options to purchase an aggregate of 35,000 shares of Common Stock.
Percent of class:
4.0%

Percent of class based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in Item 4(a) by (b) the sum of (i) 14,493,035 shares of Common Stock outstanding as of January 21, 2026, as reported by the Issuer, and (ii) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person which may be issued upon the exercise of options held by the Reporting Person, which options are treated as being exercised for shares of Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. Excludes unvested restricted stock units previously granted to the Reporting Person.
Sole power to vote or to direct the vote:
584,594 (1)

(1) Consists of 549,594 shares of Common Stock held of record by Mr. Parker and options to purchase an aggregate of 35,000 shares of Common Stock.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
584,594 (1)

(1) Consists of 549,594 shares of Common Stock held of record by Mr. Parker and options to purchase an aggregate of 35,000 shares of Common Stock.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Zachary C. Parker: /s/ Zachary C. Parker, Zachary C. Parker (02/13/2026)